Fenbo Holdings Limited

Unit J, 19/F., World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

+(852) 2343 3328

Email: – allanli@fenbo.com

November 22, 2023

VIA EDGAR

Assistant Director

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fenbo Holdings Limited
(SEC File No. 333-274448)

Dear Sir or Madam:

On behalf of Fenbo Holdings Limited (the “Registrant”), I hereby request that Amendment No. 6 to the Registrant’s Registration Statement on Form F-1, filed with the Commission on November 21, 2023, become effective at 5:00 pm (Eastern Standard Time) on Monday, November 27, 2023, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter will be filed with the Commission via EDGAR. In light of the time difference between Washington D.C. and Hong Kong, if you have any questions or concerns, please contact Celia Velletri, Esq. at (303) 907- 4842.

Sincerely,

/s/ Li Siu Lun Allan
Li Siu Lun Allan
Chief Executive Officer and Executive Director

c:	Henry F. Schlueter
Celia Velletri